(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-51515 CUSIP NUMBER 218681104

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Core-Mark Holding Company, Inc.

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Full Name of Registrant

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Former Name if Applicable

395 Oyster Point Boulevard, Suite 415

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Address of Principal Executive Office (Street and Number)

South San Francisco, California 94080

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Core-Mark Holding Company, Inc. (the “Company”) is unable to file its 2005 Annual Report on Form 10-K by March 31, 2006, as a result of the need to restate the Company’s audited consolidated financial statements as of December 31, 2004 and for the period from August 23, 2004 to December 31, 2004 and the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2005, each included in the Company’s registration statement on Form 10, and the Company’s unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2005 included in the Company’s Form 10-Q for the third quarter of 2005, because of errors in those financial statements relating to the accounting of foreign currency translation adjustments related to intercompany balances. As discussed in the Company’s Form 8-K filed on March 24, 2006 (the “Form 8-K”), the Company has determined that such financial statements should no longer be relied upon because of such errors. Specifically, the Company has determined that foreign currency translation adjustments related to intercompany balances of its Canadian branch were incorrectly recorded as a component of comprehensive income directly to stockholders’ equity because such intercompany balances were incorrectly thought to be of a permanent nature. Because such intercompany balances were being paid throughout the period, the foreign currency gains (or losses) on intercompany transactions should have been recorded as a gain (or loss) within the income statement. In addition, in connection with the restatement the Company will also be correcting an approximately $0.4 million inventory undervaluation error (and a corresponding overstatement of cost of goods sold) in its financial statements for the period from August 23, 2004 to December 31, 2004 and a related $0.4 million overvaluation error (and a corresponding understatement of cost of goods sold) in its financial statements for the six months ended June 30, 2005.

As discussed in the Form 8-K, eleven material weaknesses in the Company’s internal control over financial reporting have been identified and therefore the Company expects that the 2005 Annual Report on Form 10-K will include disclosure of management’s conclusion that the Company’s disclosure controls and procedures were not effective as of December 31, 2005. A factor contributing to the need to delay the filing of the 2005 Annual Report on Form 10-K is the need for management to assess the effect, if any, of the eleven identified material weaknesses on financial statements for prior periods.

The Company intends to file its 2005 Annual Report on Form 10-K by Monday April 17, 2006.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Wall	650	589-9445
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s consolidated results of operations for 2005 will vary significantly from 2004. For 2004, due to its emergence from bankruptcy in August 2004, the Company’s financial statements are divided into portions: the period from January 1, 2004 to August 22, 2004 (Predecessor Company), and the period from August 23 to December 31, 2004 (Successor Company). Due to fresh-start accounting applied with differing effect to the Predecessor Company and Successor Company periods, the combined 2004 results should not be taken as indicative of the Company’s historical results.

The Company currently expects that net income for 2005 will be approximately $14.5 million, compared to a total of $55.8 million in 2004 ($50.7 million for the Predecessor Company and $5.1 million (as restated) for the Successor Company). Net income for 2004 for the Predecessor Company included a net gain of $66.1 million on discharge of pre-petition debt. The Company currently expects that income from operations for 2005 will be approximately $44.3 million, compared to approximately $24.5 million (as restated) for 2004. The $24.5 million for 2004 is comprised of $12.7 million (as restated) for the Successor Company and $11.8 million for the Predecessor Company. The Company is currently in the process of finalizing its 2005 Annual Report on Form 10-K and accordingly the foregoing numbers are preliminary and subject to potential adjustment.

The Company anticipates that the effect of correcting the accounting error relating to the accounting of foreign currency translation adjustments as part of the restatement of prior periods will be to increase income from continuing operations before income taxes by approximately $2.4 million for the period from August 23, 2004 to December 31, 2004 and decrease income from continuing operations before income taxes by approximately $0.6 million for the nine month period ended September 30, 2005. In connection with the restatement, the Company will also correct an approximately $0.4 million inventory undervaluation error (and a corresponding overstatement of cost of goods sold) in its financial statements for the period from August 23, 2004 to December 31, 2004 and a related $0.4 million overvaluation error (and a corresponding understatement of cost of goods sold) in its financial statements for the six months ended June 30, 2005. The following table summarizes the effect of these adjustments:

CORE-MARK HOLDING COMPANY, INC. AND SUBSIDIARIES

Anticipated Effects of Restatement

(Unaudited)

	2005						2004
in millions, except per share amounts	Three months ended September 30, 2005		Nine months ended September 30, 2005		Six months ended June 30, 2005		Period from August 23 through December 31, 2004
	As Reported	Restated	As Reported	Restated	As Reported	Restated	As Reported	Restated
Income from continuing operations before income taxes	$1.9	$1.9	$12.2	$11.2	$10.3	$9.3	$6.3	$9.1
Net Income	0.9	0.9	6.7	6.1	5.8	5.2	3.4	5.1
Diluted income (loss) per common share	$0.09	$0.09	$0.64	$0.59	$0.56	$0.50	$0.35	$0.52

As discussed above, management is in the process of assessing the effect, if any, of eleven identified material weaknesses on financial statements for prior periods and whether any further adjustments should be made.

This Form 12b-25 contains information constituting “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan”, “continue”, or other similar words. These forward-looking statements are based on the current plans, estimates and expectations of the Company’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to: economic conditions affecting the cigarette and consumable goods industry; adverse effect of legislation and other matters affecting the cigarette industry; increased competition in the distribution industry; the Company’s inability to retain and attract customers; the negative affects of product liability claims; failure of the Company’s suppliers to provide products; increases in fuel prices; the loss of key personnel or the Company’s inability to attract and retain new qualified personnel; currency exchange rate fluctuations; and the negative effects of the Company’s reorganization on the Company’s customer, supplier and employee relationships. See the “Risk Factors” section included in the Company’s most recent Form 10-Q or 10-K and other filings with the Securities and Exchange Commission for a discussion of certain risks that may affect the Company’s business.

These forward-looking statements speak only as of the date of this Form 12b-25. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Core-Mark Holding Company, Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By:	/s/ James Wall
James Wall Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).